UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42599

HAOXIN HOLDINGS LIMITED 昊鑫控股有限公司

(Exact name of Registrant as specified in its charter)

Room 901, No.1 Xingye Yi Road

Ningbo Free Trade Zone
Ningbo, Zhejiang Province 315807

People’s Republic of China

+86 574-87865995

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Haoxin Holdings Limited Announces Interim 2025 Results

Haoxin Holdings Limited (“we,” “us,” or “the Company”) is an established transportation company with a multi-year operating history. We started our urban delivery service business in 2003 and started expanding our business into temperature-controlled truckload service in 2016. We currently conduct all our operations through our subsidiaries, Ningbo Haoxin International Logistics Co., Ltd. (“Ningbo Haoxin”), Zhejiang Haoxin Logistics Co., Ltd (“Zhejiang Haoxin”), Shenzhen Longanda Freight Co., Ltd (“Longanda”) and Shenzhen Haiyue Freight Co., Ltd. (“Haiyue”), and have experienced a steady growth in our business in recent years. The goods we take charge of transporting focus on factory logistics, which include electronic devices, chemicals, fruit, food, and commercial goods. After continuous development, we have been recognized and accredited by the China Federation of Logistics and Purchasing as a 3A-Grade transportation service provider. The Company today announced its unaudited financial results for the six months ended June 30, 2025.

Comparison of Unaudited Interim Financial Results for the six months ended June 30, 2025 and 2024

The following table summarizes the results of our operations during the six months ended June 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Six Months Ended June 30, USD		Variance	Change
	2025	2024	Change	(%)
	(unaudited)	(unaudited)
REVENUES	$17,842,518	$9,326,184	$8,516,334	91.3%
COSTS AND EXPENSES
Transportation costs	13,125,682	6,839,038	6,286,644	91.9%
General and Administrative expenses	431,868	329,364	102,504	31.1%
Sales and marketing expenses	32,868	39,028	(6,160)	-15.8%
Total costs and expenses	13,590,418	7,207,430	6,382,988	88.6%

OPERATING INCOME	4,252,100	2,118,754	2,133,346	100.7%

OTHER (EXPENSES) INCOME
Interest expense	(122,453)	(102,155)	(20,298)	19.9%
Other expenses	(535,177)	(332,134)	(203,043)	61.1%
Loss of disposal of subsidiaries	(813,141)	-	(813,141)	100.0%
Other income	48,977	82,507	(33,530)	-40.6%
Total other expenses, net	(1,421,794)	(351,782)	(1,070,012)	304.2%

INCOME BEFORE INCOME TAXES	2,830,306	1,766,972	1,063,334	60.2%

PROVISION FOR INCOME TAXES	1,057,937	548,749	509,188	92.8%
NET INCOME	$1,772,369	$1,218,223	$554,146	45.5%

Revenues

	Six months ended June 30,
	2025	2024
	USD (unaudited)	USD (unaudited)
Temperature-controlled truckload services	17,313,190	8,312,245
Urban delivery services	529,328	1,013,939
	17,842,518	9,326,184

Our revenue is primarily derived from (i) temperature-controlled truckload services and (ii) urban delivery services in mainland China.

For the six months ended June 30, 2025, revenue from temperature-controlled truckload services increased by approximately $9,000,945 or 108.3%, from approximately $8,312,245 for the six months ended June 30, 2024 to approximately $17,313,190 for the same period in 2025. This increase was primarily due to the new customers introduced to the Group.

Revenues from urban delivery services decreased by approximately $484,611 or 47.8%, from approximately $1,013,939 for the six months ended June 30, 2024, to approximately $529,328 for the same period in 2025. The decrease is primarily due to the decrease in our urban delivery services business.

Costs and Expenses

The costs and expenses of our transportation services consist of transportation costs, general and administrative expenses and sales and marketing expenses.

	Six months ended June 30,
	2025	2024
COSTS AND EXPENSES	USD (unaudited)	USD (unaudited)
Transportation costs	13,125,682	6,839,038
General and Administrative expenses	431,868	329,364
Sales and marketing expenses	32,868	39,028
Total costs and expenses	13,590,418	7,207,430

Total costs and expenses increased by $6,382,988, or 88.6%, to $13,590,418 for the six months ended June 30, 2025 as compared to $7,207,430 for the six months ended June 30, 2024, which is generally in line with the increase of revenue.

Transportation Costs

Transportation costs primarily consist of fuel expenses, highway bridge expenses, insurance expenses, drivers’ wages, maintenance and repair expenses, subcontractor fees, depreciation expenses and other expenses.

Drivers wages increased by approximately $1,216,211, or 81.4%, to $2,709,917 for the six months ended June 30, 2025 as compared to $1,493,706 for the six months ended June 30, 2024. The increase of drivers wages is mainly due to the growth in operational performance, for which the company increased driver compensation and engaged additional temporary workers.

Fuel expenses increased by approximately $2,315,882, or 125.9%, to $4,155,662 for the six months ended June 30, 2025 as compared to $1,839,780 for the six months ended June 30, 2024. The increase of fuel expenses is mainly due to the sustained growth of the company’s performance and in the volumes of short-haul orders, as well as the increase in vehicle fuel costs caused by the increase in driving mileage.

Highway bridge expenses increased by approximately $2,422,414, or 179.1%, to $3,775,077 for the six months ended June 30, 2025 as compared to $1,352,663 for the six months ended June 30, 2024. The increase of highway bridge expenses is mainly due to the growth in the Company’s short-haul order volume and transportation mileage.

As some of our vehicles had been fully depreciated and we did not have a significant amount of new purchase of vehicles, the depreciation expenses decreased by approximately $100,178, or 46.4%, to $115,864 for the six months ended June 30, 2025 as compared to $216,042 for the six months ended June 30, 2024.

Sales and marketing expenses

	Six months ended June 30,
	2025	2024
	USD (unaudited)	USD (unaudited)
Salary expenses	20,860	34,606
Travel expenses and business entertainment expenses	11,499	4,021
Others expenses	509	401
	32,868	39,028

For the six months ended June 30, 2025, we incurred total sales and marketing expenses in the amount of $32,868, which was mainly comprised of travel and entertainment expenses of $11,499, salesperson salary expenses of $20,860 and other expenses of $509.

Sales and marketing expenses decreased by $6,160 or 15.8% from $32,868 for the six months ended June 30, 2025 as compared to $39,028 for the six months ended June 30, 2024. The main reason for the decrease is that the company has increased its control over sales and marketing expenses.

General and administrative expenses

	Six months ended June 30,
	2025	2024
	USD (unaudited)	USD (unaudited)
Professional fees	151,208	112,223
Salary expenses	164,974	144,892
Rental expenses	42,107	13,081
Safety production fees	3,672	-
Loss on disposal of property, plant and equipment	9,666	5,895
Allowance for credit loss	18,247	6,583
Others	41,994	46,690
	431,868	329,364

For the six months ended June 30, 2025, we incurred total general and administrative expenses in the amount of $431,868, which was mainly comprised of professional fees of $151,208, salary expenses of $164,974, rental expenses of $42,107, provision for credit loss of $18,247, gain from disposal of $9,666 and other expenses of $41,994.

General and administrative expenses increased by $102,504 or 31.1% for the six months ended June 30, 2025 as compared to $329,364 for the six months ended June 30, 2024. Such increase is comprised of an increase in professional fees of $38,985 which is mainly attributable to the Company’s payment of legal services fees, an increase in rental expenses of $29,026 which is due to the expansion of our office space, and an increase in salary expenses of $20,082 which is due to the salary growth.

Other (Expenses) Income

For the six months ended June 30, 2025 and 2024, other income and expenses mainly consist of government grants and interest expense. For the six months ended June 30, 2025, total interest expense increased by $20,298 or 19.9% to $122,453 as amount of bank borrowings and loans from other financial institutions increased. Total other expenses increased by $203,043 or 61.1% as an additional tax late payment penalty was incurred during 2025. The loss on disposal of subsidiaries amounted to $813,141, due to the Company’s completion of the disposal of its two subsidiaries, Haiyue and Longanda, during 2025.

Liquidity and Capital Resources

Our business requires substantial amounts of cash to cover operating expenses as well as to fund capital expenditures, working capital changes, principal and interest payments on our obligations, lease payments, to support tax payments when we generate taxable income. Recently, we have financed our capital requirements with borrowings under our existing term loan facility, borrowings under our existing revolving credit facility, cash flows from operating activities, direct equipment financing, operating leases and proceeds from equipment sales.

As of June 30, 2025 and December 31, 2024, we had cash and restricted cash of $1,564,299 and $173,781, respectively, and our working capital was $22,488,662 and $17,195,235, respectively. The increase of $5,293,427 in working capital was primarily due to the increase in business-related prepayments.

Our business requires substantial amounts of cash to cover operating expenses as well as to fund capital expenditures, working capital changes, principal and interest payments on our obligations, lease payments, to support tax payments when we generate taxable income.

As of June 30, 2025, the Company had $1,564,299 in cash and restricted cash. The Company’s working capital was $22,488,662 as of June 30, 2025. The Company will require a minimum of approximately $14.6 million over the next twelve months to operate at its current level, either from revenues or fundings from shareholders and banks.

Unaudited Condensed Consolidated Statement of Cash Flows

	Six months ended June 30,
	2025	2024
	USD (unaudited)	USD (unaudited)
Operating activities
Net income	1,772,369	1,218,223
Adjustments for:
Loss on disposal of property, plant and equipment	9,666	5,895
Provision for credit loss	18,247	6,583
Amortization of right-of-use assets and interest of lease liabilities	-	6,047
Depreciation for property and equipment	115,864	216,042
Loss on disposal of subsidiaries	813,141	-
Exchange difference	29,998	-
Deferred income tax benefit	(4,562)	(1,646)
Changes in operating assets and liabilities
Accounts receivable	7,677,938	(1,028,840)
Prepayments	(13,601,403)	(314,471)
Other receivables	(130,174)	(1,725,392)
Deposits	(37,140)	(337)
Accounts payable	(133,283)	1,085,406
Operating lease liabilities	-	(2,641)
Other payables and accrued liabilities	(2,227,777)	(42,788)
Tax payables	1,749,578	948,849
Net cash (used in) provided by operating activities	(3,947,538)	370,930

Investing activities
Purchases of equipment	(2,000,000)	(4,291)
Loans to third parties	(2,502,060)	(1,733,143)
Collection from loans to related parties	1,012,823	2,039,877
Proceeds from disposal of equipment	45,988	—
Net cash (used in) provided by investing activities	(3,443,249)	302,443

Financing activities
Proceeds from short-term bank borrowings	3,244,982	—
Repayment of short-term bank borrowings	(689,408)	(1,000,638)
Loans from other financial institution	289,552	404,835
Repayments of loans from other financial institutions	(218,378)	(391,873)
Advanced from related parties	—	615,913
Repayments to related parties	(314,524)	(299,728)
Proceeds from listing	6,449,265	—
Net cash provided by (used in) financing activities	8,761,489	(671,491)
Increase in cash and cash equivalents	1,370,702	1,882
Cash and cash equivalents at the beginning of the period	173,781	89,731
Effect of exchange rate changes	19,816	(2,093)
Cash and cash equivalents at the end of the period	1,564,299	89,520

Supplemental disclosure of cash flows information
Cash paid during the period for income tax	66,528	42,533
Cash paid during the period for interest	127,045	102,156

Cash flows (used in)/generated from operating activities

Net cash used in operating activities was $3,947,538 for the six months ended June 30, 2025 and was primarily attributable to (i) net income of $1,772,369, (ii) various non-cash item of $956,918 including provision for credit loss, depreciation for plant and equipment and loss on disposal of property, plant and equipment and loss on disposal of subsidiaries (iii) a $1,749,578 increase in tax payables, (iv) a $7,677,938 decrease in accounts receivable and (v) a $130,174 increase of other receivables. This cash inflow was offset by (i) a $13,601,403 increase in prepayments, (ii) a $37,140 increase in deposits, (iii) a $2,227,777 decrease in others payable and accrued liabilities, (iv) a decrease of accounts payable of $133,283.

For the six months ended June 30, 2025, cash outflow from operating activities was $3,947,538 comparing to cash inflow $370,930 for the six months ended June 30, 2024. The decrease of $4,318,468 was primarily due to the increase in cash payment for subcontractor fees and fuel expenses.

Cash flows (used in)/generated from investing activities

Net cash used in investing activities was $3,443,249 for the six months ended June 30, 2025.

For the six months ended June 30, 2025, net cash used in investing activities was $3,443,249, compared to net cash provided by investing activities of $302,443 for the six months ended June 30, 2024. This change was primarily attributable to increased capital expenditures for the acquisition of equipment and the advancement of loans to third parties during the six months ended June 30, 2025.

Cash flows generated from/(used in) financing activities

Net cash provided by financing activities was $8,761,489 for the six months ended June 30, 2025 and was primarily attributable to (i) proceeds from short-term bank borrowings of $3,244,982, (ii) proceeds from other financial institution of $289,552, and (iii) proceeds from initial public offering of $6,449,265. This cash inflow was offset by (i) the repayment of short-term bank borrowings of $689,408, (ii) repayments of loans from other financial institutions of $218,378 and (iii) repayments to related parties of $314,524.

For the six months ended June 30, 2025, cash provided by financing activities was $8,761,489. Compared to cash used in financing activities was $671,491 for the six months ended June 30, 2024, the increase of $9,432,980, or 1404.8% was primarily due to the increased proceeds from bank borrowing and the receipt of proceeds from our initial public offering in the first half of 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2025	Haoxin Holdings Limited

	By:	/s/ Zhengjun Tao
Zhengjun Tao
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
99.1	Unaudited Consolidated Financial Statements as of and for the Six Months ended June 30, 2025